CODE OF ETHICS

                         JOHNSON ASSET MANAGEMENT, INC.
                                October 18, 1999


The nature of our business places all employees of the JAM organization in a position of public trust. In addition, Rule 204-2(a)(12) under the Investment Advisers Act of 1940 requires investment advisers to adopt a code of ethics regarding insider transactions and requires all employees to report beneficial ownership of securities to their employer. Therefore, this Code of Ethics has been adopted by JAM to assure that we carry out our personal investment transactions in such a manner that under no circumstances will our activities create a conflict of interest situation or allow improper personal benefit through our relationship with our clients.

1.   Compliance with governing laws and regulations and codes of ethics

     JAM employees shall not knowingly participate in, assist, or condone any acts in violation of any statute or regulation governing securities matters, nor any act which would violate any provisions of these Standards of Professional Conduct. Nor will they knowingly violate any provision in accordance with the Bylaws of the Association for Investment Management & Research.

2.   Investment opinions

     A. JAM employees shall have a reasonable and objective basis for investment opinions or actions. Appropriate records shall be maintained to support their logic. Employees shall be accurate and complete when reporting or utilizing facts and shall distinguish between facts and opinions in presentations of investment recommendations or in taking investment actions.

     B. JAM employees, in making an investment recommendation or taking investment action, shall exercise diligence and thoroughness in the analysis of relevant investment risks and the valuation of, or the expected return from, investment securities. Any such recommendation or action shall be supported by appropriate research and investigation.

     C. JAM employees shall not, in the preparation of material for distribution to their employer, associates, customers, clients, or the general public, copy or use in substantially the same form material prepared by other persons without acknowledging its use and identifying the name of the author or publisher of such material. The analyst may, however, use without acknowledgment, recognized sources including statistical services for factual data.

     D. JAM employees shall scrupulously avoid any statements, oral or written, which guarantee any investment.

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     E.   JAM  employees,  in  making  an  investment  recommendation  or taking investment action, shall make reasonable efforts to be aware of and consider appropriateness and suitability of such recommendation or action for the recipients of the material or the persons to whom a fiduciary responsibility is owed in such circumstances.

3.   Inside Information

     A.   Definitions

     "INSIDER TRADING":

     The term is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an "insider") or to communications of material nonpublic information to others.

     While the law concerning insider trading is not static, it is generally understood that the law prohibits:

     1. trading by an insider, while in possession of material nonpublic information, or

     2. trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated, or

     3.   communicating material nonpublic information to others.

     The elements of insider trading and the penalties for such unlawful conduct are discussed within. If, after reviewing this policy statement, you have any questions you should consult the President of JAM.

     "INSIDER":

     The concept of "insider" is broad. It includes officers directors and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, JAM may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.


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

     "MATERIAL INFORMATION":

     Trading on inside information is not a basis for liability unless the information is material. "Material information" generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities. Information that officers, directors and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

     Material information does not have to relate to a company's business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

     "NONPUBLIC INFORMATION":

     Information is nonpublic until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

     Attached is a copy of the Investment Company Institute's bases for liability, and penalties for insider trading.

JAM forbids any officer, director or employee from trading, either personally or on behalf of others, including mutual funds and private accounts managed by JAM, on material nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as "insider trading." JAM's policy applies to every officer, director and employee and extends to activities within and outside their duties at JAM. Every officer, director and employee must read and retain this policy statement. Any questions regarding JAM's Code of Ethics or Policies & Procedures should be referred to the President of JAM.

The following procedures have been established to aid the officers, directors and employees of JAM in avoiding insider trading, and to aid JAM in preventing, detecting and imposing sanctions against insider trading. Every officer, director and employee of JAM must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures you should consult the President of JAM.


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

4.   Identifying Inside Information

     Before trading for yourself or others, including investment companies or private accounts managed by JAM, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

     i. Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially effect the market price of the securities if generally disclosed?

     ii. Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation?

     If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

     i. Report the matter immediately to the President of JAM or compliance person.

     ii. Do not purchase or sell the securities on behalf of yourself or others, including investment companies or private accounts managed by JAM.

     iii. Do not communicate the information inside or outside JAM, other than to the President of JAM or compliance person.

     iv. After the President of JAM or compliance person has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

4.A. Resolving Issues Concerning Insider Trading

If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the President of JAM or compliance person before trading or communicating the information to anyone.

4.B. Restricting Access to Material Nonpublic Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within JAM, except as provided in paragraph 1 above. In addition, care should be taken so that such information is secure.


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

5.   Personal Securities Trading and Disclosure of Conflicts

     i. All officers, directors and employees of JAM shall submit to the President of JAM a quarterly report of every securities transaction in which they, their families (including the spouse, minor children and adults living in the same household as the officer, director or employee), (excluded from these transactions are bank CD's, and all mutual fund transactions) and trusts of which they are trustees or in which they have a beneficial interest have participated. The report shall include the name of the security, date of the transaction, quantity, price, and broker-dealer through which the transaction was effected. The report shall also disclose if the reporting person has established a securities account with a broker, dealer or bank during the quarter. The report shall be dated the date it is submitted by the reporting person. Reports are due ten days after the end of the calendar quarter.

     ii. JAM employees shall comply with lawful requirements of disclosure requirements by law and rules and regulations of organizations governing his activities. When making recommendations or taking investment action he shall disclose to his clients and employer any material ownership of securities involved which could reasonably be expected to impair his ability to render unbiased and objective advice or take investment action as related to himself or JAM.

     iii. A listing of all security holdings must be provided annually (by January 30 reporting holdings as of the previous December 31) and initially (within 10 days of commencement of employment) meeting the requirements of (I) above. Such listings must be in a report dated as of the date it is submitted by the reporting person and must also disclose all broker, dealer or bank securities of the reporting person.

     Priority of transactions

     A. JAM employees shall be able to justify with complete reasonableness inclusion or omission of securities from certain managed portfolios vis-a-vis others, in particular, affiliates of JAM.

     B. Purchase and sale of particular securities will be accomplished on a fair and equitable basis among the clients of JAM.

     C. JAM employees shall conduct themselves in such manner that transactions for clients, and employer have priority over personal transactions, and that personal transactions do not operate adversely to employer and client interests. They shall act with impartiality with respect to clients and JAM affiliates. Thus, if an employee has decided to make a recommendation or take an action on the purchase or sale of a security, he shall give his clients and employer adequate opportunity to act on such recommendation before acting on his own behalf. No


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

          employee shall purchase or sell a security if to his actual knowledge at the time of such purchase or sale it is being considered for purchase or sale by a client or is being purchased or sold by a client. -

     D. Employee shall use caution as to potential conflicts which may arise when dealing with brokers or vendors which also service JAM. The acceptance of gifts and personal favors should be discouraged and the acceptance of other than nominal gifts or favors is forbidden.

     E. When, in the course of practice, the JAM employee has encountered evidence that illegal acts have occurred, he is encouraged to report such evidence to an appropriate governmental or self-regulatory authority and the President of JAM.

     F. JAM investment personnel shall not engage in the purchase or sale of stocks on the current Working List without clearing the trade with the compliance officer, in order to avoid any potential conflict or appearance of conflict.

     G. Any individual assuming a position on the investment staff of JAM shall disclose any and all securities positions owned directly or indirectly as described herein and any directorships as well as any potential conflicts.

     H. Pre-clearance is required before an investment can be made in an IPO or Private Placement of any type.

Annually each member of the staff and Board will sign the Code of Ethics and return it to the President of JAM in order to assure awareness and compliance with the Code of Ethics.


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                                   MEMORANDUM

DATE:     October 18, 1999

TO:       All Employees, Officers and Directors of

          Johnson Asset Management

FROM:

RE:       CODE OF ETHICS



Attached is our Code of Ethics. It is distributed annually to all employees and members of the Board as a reminder of our code of professional conduct. Please take the time to read the Code of Ethics carefully. It is incumbent that each one of us understand the provisions of the Code and adhere to them strictly. If you have any questions, please take with me about them.

Please sign and return this page to me.



I have read and understand the Code of Ethics dated October 18, 1999.



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